UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-31446

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Financial Statements

For the Years Ended

December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Denver, Colorado

We have audited the accompanying Statement of Net Assets Available for Benefits of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2003 and 2002, and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year ended December 31, 2003. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits and schedules for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule G, Part III – Schedule of Nonexempt Transactions, Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes, and Schedule H, Line 4j – Schedule of Reportable Transactions as of or for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

/s/ Hein & Associates LLP

Denver, Colorado

October 19, 2006

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

ASSETS:
Investments, at fair value:
Pooled separate accounts	$1,701,465	$—	$—	$—	$1,701,465
Warrants	25,882	8,426	21,924	74,863	131,095
Company stock	3,872,654	898,061	5,484,083	9,626,080	19,880,878
Self-directed accounts	329,164	—	—	—	329,164
Total investments	5,929,165	906,487	5,506,007	9,700,943	22,042,602

TOTAL ASSETS	5,929,165	906,487	5,506,007	9,700,943	22,042,602

LIABILITIES:
Long-term debt (Note 8)	—	—	—	6,109,532	6,109,532
Total liabilities	—	—	—	6,109,532	6,109,532

NET ASSETS AVAILABLE FOR BENEFITS	$5,929,165	$906,487	$5,506,007	$3,591,411	$15,933,070

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

ASSETS:
Investments, at fair value:
Pooled separate accounts	$745,774	$—	$—	$—	$745,774
Warrants	13,647	4,443	11,560	39,473	69,123
Company stock	2,411,131	603,190	2,532,053	4,505,613	10,051,987
Self-directed accounts	219,961	—	—	—	219,961
Total investments	3,390,513	607,633	2,543,613	4,545,086	11,086,845

TOTAL ASSETS	3,390,513	607,633	2,543,613	4,545,086	11,086,845

LIABILITIES:
Long-term debt (Note 8)	—	—	—	4,888,308	4,888,308
Total liabilities	—	—	—	4,888,308	4,888,308

NET ASSETS AVAILABLE FOR BENEFITS	$3,390,513	$607,633	$2,543,613	$(343,222)	$6,198,537

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$1,880,759	$385,660	$2,075,539	$4,314,188	$8,656,146
Contributions:
Employer	—	—	—	1,109,472	1,109,472
Employee, purchased 58,796 shares of common stock of the Company at weighted average cost	379,555	—	—	—	379,555
Employee purchase in pooled separate accounts	672,053	—	—	—	672,053
Employee purchase in self-directed accounts	57,864	—	—	—	57,864
Allocation of 171,867 shares of common stock of the Company at fair value	—	—	1,109,472	—	1,109,472
Total additions	2,990,231	385,660	3,185,011	5,423,660	11,984,562

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Allocation of 230,663 shares of common stock of the Company, at weighted average cost	—	—	—	1,489,027	1,489,027
Benefits paid to participants	451,579	86,806	222,617	—	761,002
Total deductions	451,579	86,806	222,617	1,489,027	2,250,029
Net increase in net assets available for benefits	2,538,652	298,854	2,962,394	3,934,633	9,734,533
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,390,513	607,633	2,543,613	(343,222)	6,198,537

End of year	$5,929,165	$906,487	$5,506,007	$3,591,411	$15,933,070

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.                             SUMMARY DESCRIPTION OF THE PLAN:

The following is a brief description of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) which is provided for general information purposes only.  Participants should refer to the Plan document, effective January 1, 2001, and amendments thereto for more complete information.

Magnum Hunter Resources, Inc. (the “Company”) established the Plan effective as of January 1, 2001.  As of January 1, 2001, the Plan was amended and operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Gary C. Evans, Chairman, President and CEO of Magnum Hunter Resources, Inc., is the Plan’s Trustee (See Note 12).

The Plan purchased Company common shares using the proceeds of a term promissory note (see Note 8) to the Company, and holds the stock in a trust established under the Plan.  The borrowing is to be repaid over a period of five years by fully deductible Company contributions to the trust fund.  As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the shares of stock purchased by the proceeds of the loan.  The lender has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the Plan as of December 31, 2003 and 2002 and for the year ended December 31, 2003 present separately the assets and liabilities and changes therein pertaining to:

(a)  The accounts of employees with vested rights in allocated stock (Allocated) and

(b)  Stock not yet allocated to employees (Unallocated).

General – The Plan is a defined contribution employee benefit plan sponsored by the Company.  Under the terms of the Plan, employees, upon reaching the age of 21, are eligible for participation after one month of employment.  Entry into the Plan is on the first day of the calendar month after completing eligibility requirements.  In addition, the ESOP contribution requires the participant to be employed on the last day of the year and worked over 500 hours.  The Plan is subject to the provisions of ERISA.

Contributions – Participants may make pre-tax contributions to the Plan in an amount up to the lesser of the limitation found in Section 402(g) of the Code, or 15% of their eligible compensation.  The Company may make discretionary matching contributions, allocated based upon salary deferrals.  The Company may also elect to make general profit-sharing contributions, or ESOP contributions, which are allocated to each eligible participant in proportion to his or her compensation as a percentage of the compensation of all eligible participants.  The Company has made discretionary contributions to the Plan of $1,109,472 and $866,613, which it designed as ESOP contributions during the years ended December 31, 2003 and 2002, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and an allocation of the employer’s discretionary matching and ESOP contributions.  Allocations are based on participant earnings or account balances, as defined.

Vesting – Participants are immediately vested in their pre-tax contributions and earnings thereon. Employer contributions and earnings vest in accordance with the following schedule:

Years of Continuous Service	Percentage
Less than 1	0%
1	40%
2	60%
3	80%
4 or more	100%

Payment of Benefits – No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company and its participating subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Expenses – The Company provides, at no cost to the Plan, certain administrative and accounting services and also pays the cost of certain outside services on behalf of the Plan.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

2.                             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting – The financial statements of the Plan are presented on the accrual basis of accounting.

Forfeited Accounts – When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents a forfeiture, as defined by the Plan document.  Forfeitures of terminated non-vested account balances allocated to remaining participants at December 31, 2003 and 2002 totaled $79,506 and $15,757, respectively.

Investment Valuation – Investments in marketable equity securities are reported at fair value based on quoted market prices. Investments in insurance company pooled separate accounts are reported at the value reported to the plan by the insurance company, which represents approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Diversification – Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified.  Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.  Participants who elect to diversify will be invested in one or more pooled separate funds.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.                             INVESTMENTS:

The Plan’s investment in Company stock at December 31, 2003 and 2002 are presented in the following table:

2003	Participant- Directed	401(k) Match	Allocated	Unallocated

Number of shares	407,179	94,434	576,664	1,012,203

Market	$3,872,654	$898,061	$5,484,083	$9,626,080

2002	Participant- Directed	401(k) Match	Allocated	Unallocated

Number of shares	405,232	101,376	425,555	757,246

Market	$2,411,131	$603,190	$2,532,053	$4,505,613

The estimated fair value of the Company common stock is determined by the market.

No other investments represented 5% or more of the Plan’s net assets as of December 31, 2003 and 2002.

During 2003, the Plan’s investment in the Company’s common stock and pooled separate accounts (including investments bought, sold and held during the year) appreciated in value in the amount of $8,364,545 and $189,063.  The Plan’s investment in warrants and self-directed accounts appreciated in value by $61,972 and $40,566, respectively.

4.                             TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated June 23, 2001, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002.

5.                             PLAN TERMINATION:

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the entire account values of participants affected by such termination will be distributed to the participants (see Note 12).

6.                             RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds and a money market fund which are managed by Nationwide, which is also the custodian as defined by the Plan, and therefore these transactions qualify as party-in-interest.

7.                             RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

There are no differences between the financial statements and the amended Form 5500 for 2002 and 2003.

8.                             PROMISSORY NOTE:

In 2003 and 2002, the Plan entered into a $2,710,250 and $3,652,385 note agreement with the Company.  The proceeds of the loan were used to purchase Company’s common stock. Unallocated shares are collateral for the loan.  The agreement provides for the loan to be repaid over five years with the principal balance due and payable at the end of the five years.  The loan bears no interest.  The balances of the promissory notes at December 31, 2003 and 2002 were $6,109,532 and $4,888,308, respectively.

9.                             EMPLOYER CONTRIBUTIONS:

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal due on its term loan.

10.                       PROHIBITED TRANSACTION – EMPLOYER SECURITIES:

During 2002, the Plan held employer securities that were not “qualifying employer securities” and, as a result, engaged in a prohibited transaction for which the Plan’s then-fiduciaries did not obtain a prohibited transaction exemption. The prohibited transaction was corrected in 2005 by exercising the warrants and allocating the stock purchased pursuant to the exercise to participant accounts. The successor to the then-plan sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter and submitted an application to the Department of Labor under the Voluntary Fiduciary Correction Program to confirm the correction on September 14, 2006.  In addition, the successor intends to submit an application to the Internal Revenue Service under the Voluntary Compliance Program to confirm the correction.

11.                       PROHIBITED TRANSACTION – PROMISSORY NOTES:

The prior Plan Sponsor made loans to the ESOP portion of the Plan that the current Plan Sponsor believes did not satisfy all of the requirements of ERISA Section 408(b)(3) and Department of Labor Regulation Section 54.408b-3 as well as Code Section 4975(d)(3) and Treasury Regulation Sections 54.4975-7 and 54.4975-11 needed to qualify for an exemption from the prohibited transaction rules. The loans were repaid under the supervision of the prior Plan Sponsor and, as a result, the prohibited transactions were corrected. The successor to the prior plan sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter and submitted an application to the Department of Labor under the Voluntary Fiduciary Correction Program to confirm the correction on September 14, 2006.  In addition, the successor intends to submit an application to the Internal Revenue Service under the Voluntary Compliance Program to confirm the correction.

12.                       SUBSEQUENT EVENTS:

On November 1, 2004, the mutual fund selection listed on page 13 and held by Nationwide changed to AXA Enterprise funds held by the Enterprise Group of Funds.

On May 31, 2005, the Trustee of the Plan became AST Trust Company.

On June 7, 2005, Cimarex Energy Co. (Cimarex) completed the acquisition of Magnum Hunter Resources, Inc (MHR). On June 13, 2005, MHR merged within and into Cimarex with Cimarex being the surviving entity.  An amendment to the Plan, prior to the merger (May 2005), to terminate the Plan accelerated vesting of all participants to 100%.

Cimarex Management intends to submit Form 5310 to the Internal Revenue Service (IRS) to obtain a determination that the termination of the Plan does not adversely affect its qualification. It is the intent of the management of Cimarex to liquidate this Plan once audits for the years 2002 through 2005 are completed, and the IRS issues a favorable determination letter and the Department of Labor and/or IRS issue statements referred to in Notes 10 and 11.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE G, PART III – SCHEDULE OF NONEXEMPT TRANSACTIONS
DECEMBER 31, 2003
EIN 87-0462881

(A) Identity of Party Involved	(B) Relationship to Plan, Employer, or Other Party-In- Interest	(C) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Purchase Price	(E) Selling Price	(F) Lease Rental	(G) Expenses Incurred in Connection with Transaction	(H) Cost of Asset	(I) Current Value of Asset	(J) Net Gain or (Loss) on Each Transaction

Magnum Hunter Resources, Inc.	Employer	Promissory note, matures December 31, 2008, interest rate at zero percent interest, and shares as collateral for the note.	$2,710,250	—	—	—	$2,710,250	$2,710,250	—

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2003
EIN 87-0462881

(A)*	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investments	(D) Cost Basis		(E) Current Value

	Dreyfus A Bonds Plus	Mutual Funds		(a)	$180,091
	Dreyfus S&P 500 Index Fund	Mutual Funds		(a)	358,564
	Fidelity Adv Growth Opportunities Class T	Mutual Funds		(a)	65,849
	Fidelity Magellan Fund	Mutual Funds		(a)	278,539
	Fidelity Puritan Fund	Mutual Funds		(a)	161,405
	Gartmore Money Mkt Fd IC	Mutual Funds		(a)	250,126
	Janus Fund	Mutual Funds		(a)	109,541
	Janus Twenty Fund	Mutual Funds		(a)	107,303
	Janus Worldwide Fund	Mutual Funds		(a)	49,341
	BOA — Fixed Account	Mutual Funds		(a)	140,706
*	Magnum Hunter Resources, Inc. Stock	Stock	$9,402,297		19,880,878
*	Magnum Hunter Resources, Inc. Warrants	Warrants	—		131,095
	Self-Directed Accounts	Self-Directed		(a)	329,164

	Total assets held				$22,042,602

*                               This column will have an asterisk on each line that is identified as party-in-interest to the Plan (Note 6).

(a)                        The cost of participant-directed investments is not required to be disclosed.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS DECEMBER 31, 2003
EIN 87-0462881

(A) Identity of Party Involved	(B) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(C) Purchase Price	(D) Selling Price	(E) Cost of Asset	(F) Current Value of Asset on Transaction Date	(G) Net Gain or Loss

Magnum Hunter Resources, Inc.	Promissory note, matures December 31, 2008, interest rate at zero percent interest and shares as collateral for the note.	$2,710,250	—	$2,710,250	$2,710,250	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Date:  October 25, 2006

BY:	/s/ James H. Shonsey
James H. Shonsey
VP, CAO and Controller
Cimarex Energy Co.

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer